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         SUITE 3000
         370 SEVENTEENTH STREET
[LOGO]   DENVER, CO U.S.A. 80202
         TELEPHONE: (303) 629-2450          Trading Symbol:  VGZ
         FAX: (303) 629-2499                Toronto and American Stock Exchanges


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            VISTA GOLD CORPORATE UPDATE AND 1999 GOLD PRODUCTION

DENVER, COLORADO, JANUARY 18, 2000 - Vista Gold Corp. today updated the status of the studies concerning the potential restart of mining operations at the Brimstone deposit at the Hycroft mine in Nevada and the Amayapampa project in Bolivia and reported its 1999 gold production.

BRIMSTONE RESTART
During the period of 1996 through 1998, the Corporation mined the north end of the Brimstone deposit. The actual results of this mining activity as compared to the original planned production from the ore reserves are tabulated below.

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                             Ore Mined       Gold Grade         Gold Mined
                              (Tons)      (Cyanide Soluble)      (Ounces)
     ---------------------------------------------------------------------
     Actual                 15,963,000       .0143 opt            228,382
     Planned                14,123,000       .0128 opt            181,292
     DIFFERENCE              1,840,000       .0015 opt             47,090
     ---------------------------------------------------------------------

As shown in the table, 13 percent more ore tons were mined at a 12 percent higher average ore grade than predicted in the exploration reserve model. As a result, 47,909 ounces or 26 percent more gold was produced than planned.

During 1999, the Corporation conducted preliminary engineering studies, which demonstrated that it would be profitable to restart the mining operation at gold prices below $300 per ounce if the same reserve upgrading was experienced over the remainder of the unmined Brimstone deposit. As a result of these studies, Vista decided to recalculate the ore reserves at Brimstone. To ensure the recalculated reserves would meet the requirements of the Toronto Stock Exchange and the United States Securities and Exchange Commission, the Corporation retained Mineral Resources Development, Inc. ("MRDI"), an independent consultant, to advise the Corporation during the re-estimation process and ultimately to endorse the recalculated reserves. MRDI recommended drilling ten new holes to twin earlier holes, using advanced reverse circulation techniques to ensure that the best possible drill sample could be obtained. In addition, MRDI also made recommendations concerning sample preparation and assaying methods. The drilling was completed in the last quarter of 1999 and a summary of the results is presented below.

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            NEW TWIN HOLES                         ORIGINAL HOLES                               DIFFERENCE
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   Length of           Gold Grade           Length of           Gold Grade            Length of           Gold Grade
Mineralization     (Cyanide Soluble)     Mineralization     (Cyanide Soluble)      Mineralization     (Cyanide Soluble)
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
   2,095 ft.           0.0212 opt           2,115 ft.           0.0159 opt          -20 ft. (-1%)      +.0053opt (+36%)
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

The results of the drilling appear to confirm that the reserves in Brimstone have been undervalued by previous work. The Corporation is working with MRDI to re-estimate the reserves and anticipates the completion of the studies by the end of February. Vista's preliminary internal evaluation indicates that the mine can be restarted with current gold prices and will produce approximately 380,000 ounces over a six-year period at an average cash cost
of $221 per ounce.   The projected net cash flow from the project


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after all operating expenses and capital costs (excluding financing expenses)
are deducted is estimated to be approximately $21.0 million at a $300 per ounce gold price.

AMAYAPAMPA PROJECT
In Bolivia, the Corporation is working on various strategies to improve the economics of the Amayapampa project. Discussions are underway with the Bolivian Government to determine which areas of the project may qualify under a recently enacted supreme decree, which provides incentives for the development of infrastructure in rural areas.

These discussions are well advanced and the Corporation hopes to finalize an agreement with the government shortly. Vista has continued to refine its development plan for Amayapampa and is examining a number of strategies which, depending on cut-off grade, contain mineable reserves from 440,000 ounces of gold to 525,000 ounces with cash production costs of $160 to $183 per ounce. The capital cost, including working capital, would be approximately $26 million and based on discussions with lending sources, the Corporation feels that approximately 60 to 70 percent of this amount can be financed with a gold price in the range of $320 per ounce. The projected net cash flow from the project after all operating expenses and capital costs (excluding financing expenses) are deducted is estimated to be approximately $19.0 million at a $300 per ounce gold price and $25.0 million at a $320 per ounce gold price.

EXPLORATION
The work on the Brimstone ore reserves has resulted in the identification of new target areas of oxide mineralization to the south of the Brimstone and Central Fault resource areas. When the Brimstone restart reserves are completed, the company's geologists will focus on these new targets.

1999 PRODUCTION
Total production in 1999 was 67,481 ounces of gold and 203,250 ounces of silver. Rinsing operations at Hycroft produced 40,075 ounces of gold and 27,406 ounces of gold were produced from mining activities at Mineral Ridge. Gold production in 2000 will come from continued rinsing of the heap at Hycroft and is currently estimated to be in excess of 10,000 ounces.

Mining operations were halted at Mineral Ridge in December and Vista's subsidiary, Mineral Ridge Resources Inc., has sought protection under Chapter 11 of the U.S. Bankruptcy Act. The Corporation expects the Mineral Ridge mine to remain closed and does not expect any further expenses associated with Mineral Ridge. The Corporation has reviewed the impact of the closure on Vista and a charge of $2.9 million will be taken against the fourth quarter results.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development properties in Bolivia and exploration projects in North and South America.

                                   ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450.